UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

JA Solar Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

466090107

 (CUSIP Number)

Mr. Min Cao
5/F, 36 Jiang Chang San Road, Zhabei, Shanghai, China 200436
Tel: +86-21-6117 9188
Fax: +86-21-6117 9188

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 10, 2009

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466090107

1	NAMES OF REPORTING PERSONS [I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)] Jinglong Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,207,868 Ordinary Shares
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 42,207,868 Ordinary Shares
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,207,868 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

______________________________________
[1]	Based on the 161,419,260 outstanding Ordinary Shares of the Issuer as of March 31, 2009, as disclosed in the Issuer’s first quarter 2009 report on May 19, 2009.

This Amendment No.1 amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 2, 2008 (the “Schedule 13D”), relating to the Issuer.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended as follows:

This statement relates to the ordinary shares (“Ordinary Shares”) of JA Solar Holdings Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”).

The principal executive office of the Issuer is located at 36 Jiang Chang San Road, Zhabei, Shanghai 200436, People’s Republic of China.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended as follows:

On January 7, 2009, Jinglong sold 331,140 Ordinary Shares of the Issuer through the Rule 10b5-1 Trading Plan at a price of $5.0648 per share.

On January 8, 2009, Jinglong sold 168,860 Ordinary Shares of the Issuer through the Rule 10b5-1 Trading Plan at a price of $5.0591 per share.

On June 9, 2009, Jinglong sold 500,000 Ordinary Shares of the Issuer through the Rule 10b5-1 Trading Plan at a price of $5.5741 per share.

On June 9, 2009, Jinglong sold 500,000 Ordinary Shares of the Issuer through the Rule 10b5-1 Trading Plan at a price of $6.0056 per share.

On June 10, 2009, Jinglong sold 300,000 Ordinary Shares of the Issuer in the open market at a price of $6.1068 per share.

Jinglong sold these Ordinary Shares of the Issuer wholly for trading purposes.

Other than the purpose stated above, Jinglong has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (i), inclusive, of Item 4 of this Amendment No.1: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 (a-b) is amended as follows:

(a-b)  As a result of the disposition of Ordinary Shares, Jinglong beneficially owns and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 42,207,868 Ordinary Shares, constituting 26.1% of the outstanding Ordinary Shares of the Issuer (based on the 161,419,260 outstanding Ordinary Shares of the Issuer as of March 31, 2009, as disclosed in the Issuer’s first quarter 2009 report on May 19, 2009).

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2009

Jinglong Group Co., Ltd.

By:	/s/ Jin Baofang
Name: Jin Baofang
Title: Sole Director